                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2018/07/18: UMC will convene Q2 2018 Investor Conference

99.2                 Announcement on 2018/07/25: UMC announced its operating results for the second quarter of 2018

99.3                 Announcement on 2018/07/25: The board meeting approved capital budget execution

99.4                 Announcement on 2018/07/25: To announce related materials on acquisition of the common shares of NexPower Technology Corporation

99.5                 Announcement on 2018/07/25: Represent subsidiary FORTUNE VENTURE CAPITAL CORP. to announce the board of directors approves to acquire common shares of NexPower Technology Corporation

99.6                 Announcement on 2018/07/09: June Revenue

99.7                 Announcement on 2018/07/09: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will convene Q2 2018 Investor Conference

1. Date of the investor conference: 2018/07/25

2. Time of the investor conference: 17:00

3. Location of the investor conference: Online teleconference

4. Brief information disclosed in the investor conference: UMC Q2 2018 Financial and Operating Results.

5. The presentation of the investor conference release: It will be released after the investor conference.

6. Will the presentation be released in the Company’s website: Yes, please refer to the Company’s website at www.umc.com

7. Any other matters that need to be specified: None.

Exhibit 99.2

UMC announced its operating results for the second quarter of 2018

1. Date of occurrence of the event: 2018/07/25

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Second Quarter 2018 Results

1H results lead to EPS of NT$0.58 per share; MIFS acquisition to fuel long term growth

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) ("UMC" or "The Company"), a leading global semiconductor foundry, today announced its consolidated operating results for the second quarter of 2018.

Second quarter consolidated revenue was NT$38.85 billion, up 3.6% QoQ from NT$37.50 billion in 1Q18 and 3.5% YoY from NT$37.54 billion in 2Q17. Consolidated gross margin for 2Q18 was 17.2%. Net income attributable to stockholders of the parent was NT$3.66 billion, with earnings per ordinary share of NT$0.30.

Jason Wang, co-president of UMC, said, “In the second quarter, foundry revenue increased 3.6% sequentially to NT$38.77 billion. Foundry operating margin was 8.4%. Overall capacity utilization reached 97%, bringing wafer shipments to 1.85 million 8-inch equivalent wafers. The operating results from 2Q18 reflected full utilization from 8" and mature 12" technologies, driven by strong demand in computing and communications segments. This led to a first half EPS of NT$0.58 while generating NT$13.42 billion in free cash flow. To further take advantage of this healthy demand situation, our Board of Directors approved for the company to supplement UMC's mature 12" process capacity through the full acquisition of Fujitsu's 300mm MIFS Semiconductor fab in Japan. The Board of Directors also approved a plan for our China-based operations to apply for listing on the Shanghai Stock Exchange, led by UMC’s HeJian.”

Co-president Wang continued, “We project third quarter demand outlook to remain flat due to rising inventory levels from slower smartphone digestion and the uncertainty surrounding the ongoing US-China trade tensions. Despite the current market situation, UMC has always focused on expanding our global scale to enhance customer value by providing a diversified manufacturing base across Asia that is also strategically positioned near our Taiwan headquarters for seamless logistical support. UMC’s intention to acquire MIFS Semiconductor and list our China operations on the Shanghai Stock Exchange corresponds with this global expansion strategy and will fuel our long-term foundry competitiveness. We will continue to strive for manufacturing excellence and better position ourselves globally to create benefits for our shareholders, customers and employees.”

Third Quarter of 2018 Outlook & Guidance

Wafer Shipments: To remain flat

ASP in USD: Marginal increase

Profitability: Gross profit margin will be in the mid-teens % range

Foundry Segment Capacity Utilization: Low 90% range

2018 CAPEX for Foundry Segment: US$1.1 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A

Exhibit 99.3

The board meeting approved capital budget execution

1. Date of the resolution by the board of directors or shareholders’ meeting: 2018/07/25

2. Content of the investment plan: capital budget execution

3. Anticipated monetary amount of the investment: NTD 5,164 million

4. Anticipated date of the investment: by capital budget plan

5. Source of funds: working capital

6. Concrete purpose/objective: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.4

To announce related materials on acquisition of the common shares of NexPower Technology Corporation

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of NexPower Technology Corporation

2. Date of occurrence of the event: 2017/07/26-2018/07/25

3. Volume, unit price, and total monetary amount of the transaction:

Trading volume: Not exceeding 60,804,967 shares;

Unit price: $10NTD;

Total amount: Not exceeding $608,049,670 NTD;

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

NexPower Technology Corporation; the Company’s subsidiary

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:

Participate in subsidiary capital increase; N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Based on the capital call schedule of NexPower Technology Corporation; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

The decision making manner: Based on the Acquisition or Disposal of Assets Procedure; par value ($10 NTD);

Board of directors

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):

UNITED MICROELECTRONICS CORPORATION

Volume: Not exceeding 52,041,687 Common shares;

Total Amount: Not exceeding $340,957,492 NTD;

Shareholding percentage: Not exceeding 49.0%;

None

FORTUNE VENTURE CAPITAL CORP.

Cumulative volume: Not exceeding 34,826,545 Common shares;

Total amount: Not exceeding $204,774,071 NTD;

Shareholding percentage: Not exceeding 32.79%;

None

TLC CAPITAL CO., LTD

Cumulative volume: Not exceeding 14,645,230 Common shares;

Total amount: Not exceeding $116,859,943 NTD;

Shareholding percentage: Not exceeding 13.79%;

None

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Ratio of total assets: 27.68%;

Ratio of shareholder’s equity: 41.83%;

The operational capital as shown in the most recent financial statement: $48,020,332,000 NTD

13. Broker and broker's fee: No

14. Concrete purpose or use of the acquisition or disposal: Long term investment

15. Net worth per share of the underlying securities acquired or disposed of:

Net worth per share: -$0.47 NTD

16. Do the directors have any objection to the present transaction? : No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? : No

18. Any other matters that need to be specified:

1. The total amount of announcement included the Company's participation in NexPower Technology Corporation capital increase of NT$248,049,670 in 2017 and the total investment amount not exceeding NT$360,000,000 as approved by the board meeting on 07/25/2018. As a result, the total amount not exceeding NT$608,049,670 within one year is disclosed in the announcement.

2. NexPower Technology Corporation shareholder meeting on 06/06/2018 approved the proposal of capital reduction to cover accumulated deficits. Each 1,000 shares will be reduced by 600 shares. The base date for the capital reduction is tentatively scheduled for September 5, 2018.

Exhibit 99.5

Represent subsidiary FORTUNE VENTURE CAPITAL CORP. to announce the board of directors approves to acquire common shares of NexPower Technology Corporation

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of NexPower Technology Corporation

2. Date of occurrence of the event: 2017/07/26-2018/07/25

3. Volume, unit price, and total monetary amount of the transaction:

Trading volume: Not exceeding 47,000,000 shares;

Unit price: $10NTD;

Total amount: Not exceeding $470,000,000 NTD;

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

NexPower Technology Corporation; the Company’s subsidiary

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:

Participate in the Company’s subsidiary capital increase; N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Based on the capital call schedule of NexPower Technology Corporation; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

The decision making manner: Based on the Acquisition or Disposal of Assets Procedure; par value (NTD10);

Board of Directors

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):

Fortune Venture Capital Corporation:

Cumulative volume: Not exceeding 34,826,545 Common shares;

Total amount: Not exceeding $204,774,071 NTD;

Shareholding percentage: Not exceeding 32.79%;

Status of any restriction of rights: None

TLC CAPITAL CO., LTD.

Cumulative volume: Not exceeding 14,645,230 Common shares;

Total amount: Not exceeding $116,859,943 NTD;

Shareholding percentage: Not exceeding 13.79%;

Status of any restriction of rights: None

UNITED MICROELECTRONICS CORPORATION

Cumulative volume: Not exceeding 52,041,687 Common shares;

Total amount: Not exceeding $340,957,492 NTD;

Shareholding percentage: Not exceeding 49.00%;

Status of any restriction of rights: None

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Ratio of total assets: 1.14%

Ratio of shareholder's equity: 1.70%

The operational capital as shown in the most recent financial statement: $48,020,332,000 NTD

13. Broker and broker's fee: None

14. Concrete purpose or use of the acquisition or disposal: Long term investment

15. Net worth per share of the underlying securities acquired or disposed of:

Net worth per share: -$0.47 NTD

16. Do the directors have any objection to the present transaction? : No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? : No

18. Any other matters that need to be specified:

1. The total amount of announcement included following of FORTUNE VENTURE CAPITAL CORP.:

(1) The participation in NexPower Technology Corporation company’s capital increase of NT$250,000,000 in 2017, and

(2) The total investment amount not exceeding NT$220,000,000 as approved by the board meeting on 07/25/2018.

As result, the total amount not exceeding NT$470,000,000 within one year is disclosed in the announcement.

2. NexPower Technology Corporation shareholder meeting on 06/06/2018 approved the proposal of capital reduction to cover accumulated deficits. Each 1,000 shares will be reduced by 600 shares. The base date for the capital reduction is tentatively scheduled for September 5, 2018.

Exhibit 99.6

United Microelectronics Corporation

July 9, 2018

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of June 2018.

1)	Sales volume (NT$ Thousand)

Period	Items	2018	2017	Changes	%
June	Net sales	13,364,101	13,099,335	264,766	2.02%
Year-to-Date	Net sales	76,348,714	74,955,831	1,392,883	1.86%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	6,086,000	5,984,000	21,600,708

Note : On December 13,2017, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 200 million. The actual amount lent to USC(Xiamen) as of  June 30, 2018 was US$ 160 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	1,700,000	1,700,000	97,203,186
UMC (Note2)	14,058,660	13,823,040	97,203,186
UMC (Note3)	19,661	19,471	97,203,186

Note1 : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower's syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million.

Note2 : On February 22, 2017 and March 7, 2018, the board of directors resolved to provide endorsement to USC(Xiamen) 's syndicated loan from banks for the amount up to US$ 462 million.

Note3 : On April 26, 2017, the board of directors resolved to provide endorsement to SocialNex Italia 1 s.r.l. 's VAT guarantee to Italian Tax Office for the amount up to EUR$ 558 thousand.

4)	Financial derivatives transactions :

aHedging purpose : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	15,777,635	4,199,340	0
Fair Value	0	56,382	(38,897)	0
Net profit (loss) from Fair Value	0	24,777	(38,897)	0
Written-off Trading
Contracts	0	0	17,030,636	0
Realized profit (loss)	0	0	(30,072)	0

Exhibit 99.7

United Microelectronics Corporation

For the month of June, 2018

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of May 31, 2018	Number of shares as of June 30, 2018	Changes
--	--	--	--	--

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of May 31, 2018	Number of shares as of June 30, 2018	Changes
--	--	--	--	--